Big West Environmental, Inc

1350 W. Horizon Ridge Drive

Suite 1922

Henderson, Nevada 89014

 (702) 301-7333

December 8, 2009

Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

RE:

BigWest  Environmental, Inc.

Form 8-K/A2 Item 4.01

Filed November 12, 2009

File Number 333-152837

ATT:

Jenn Do, Division of Corporation Finance

Phone (202) 551-3743

Fax      (703) 813-6968

BigWest Environmental, Inc. (the “Company”) has received your comments regarding the Form 8-K/A filed on November 12, 2009 dated November 30, 2009. The following document as prepared by the

Company describes the general action(s) taken regarding each comment made by the Commission.

The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

1.

The word "dismissed " has been replaced with the word "resigned"

2.

We have corrected the statement related to non-receipt of letter from the previous auditor and have attached a new letter from  The Blackwing Group, LLC

3.

Corrections to Paragraph 4 have been made

4.

The Company has prepared and signed an acknowledgement letter related to the comments in Number 4.

The issuer as responded to the comments addressed in your letter dated November 30, 2009 and has filed an amended Form 8-K/A2 with the Securities and Exchange Commission.

Sincerely,

/s/ Frank Rossana

Frank Rossana

President